United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2017

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Notification of Interests Of Directors, Officers And Connected Persons

Cambridge, UK, 17 August 2017: GW Pharmaceuticals plc (the “Company”) hereby announces that the Company was notified on May 16, 2016 of the following transactions in its ordinary shares, par value £0.001 per share (“Ordinary Shares”) of the Company.

On August 15, 2016 Dr Geoffrey Guy, a Director of the Company, gifted 500,000 Ordinary Shares (equivalent to 41,666 American Depositary Shares (“ADSs”)) to each of two close family members. Each gift represents less than 0.2% of the Ordinary Shares in issue. The gifts both took place when the market price per ADS was $102.45 per ADS.

Following these transactions Dr Guy’s total retained beneficial interest in the Company’s Ordinary Shares is 10,647,856 ordinary shares (equivalent to 887,321 ADSs) equating to 3.5% of the Ordinary Shares in issue.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)207 291 0555

Adam George, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Company Secretary

Date: August 18, 2017